UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from             to

Commission File No. 001-11444

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLANS

MAGNA INTERNATIONAL INC.

337 Magna Drive

Aurora, Ontario, Canada L4G 7K1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLANS by MAGNA INTERNATIONAL INC. in its capacity as Plan Administrator

/S/ “MARC NEEB”
By:	Marc Neeb
Title:	Executive Vice-President, Global Human Resources

/S/ “ROBERT CECUTTI”
By:	Robert Cecutti
Title:	Controller

Date: June 28, 2010

THE MAGNA GROUP OF COMPANIES

RETIREMENT SAVINGS PLANS

Financial Statements and Supplemental Schedules

Years Ended December 31, 2009 and 2008

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLANS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Pension Committee of

The Magna Group of Companies

Retirement Savings Plans

Aurora, Ontario, Canada

We have audited the accompanying statements of net assets available for benefits of The Magna Group of Companies Retirement Savings Plans (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of Assets (Held at End of Year), Reportable Transactions and Delinquent Participant Contributions as of and for the year ended December 31, 2009 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The information presented in the Schedule of Reportable Transactions does not disclose the historical cost of certain sales transactions and the related gain or loss. Disclosure of this information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ “BDO SEIDMAN, LLP”

Grand Rapids, Michigan
June 28, 2010

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLANS

Statements of Net Assets Available for Benefits

December 31,	2009	2008
Assets
Investments, at fair value
Guaranteed investment contracts (Note 5)	$114,496,363	$120,183,121
Pooled separate accounts	287,788,685	253,533,633
Employer securities (Note 4)	93,501,519	51,993,746
Mutual funds	93,237,431	70,818,895
Life insurance policies	39,425	46,312
Participant loans	20,002,452	23,526,414

Total investments	609,065,875	520,102,121

Contributions Receivable
Employer	1,865,138	21,361,259
Participants	125,116	758,630

Total contributions receivable	1,990,254	22,119,889

Net Assets Available for Benefits	$611,056,129	$542,222,010

See accompanying notes to financial statements.

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLANS

Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2009	2008
Additions
Investment income
Interest and dividends	$7,357,895	$8,107,724
Net appreciation in fair value of investments (Note 3)	106,261,470	—
Contributions
Non-cash:
Employer stock	—	9,055,993
Cash:
Employer	7,676,355	24,643,257
Participants	33,173,530	47,274,172

Total Additions	154,469,250	89,081,146

Deductions
Net depreciation in fair value of investments (Note 3)	—	271,418,817
Benefits paid to terminated employees	63,534,248	55,912,252
Benefits paid to participating employees	21,956,108	26,310,796
Loan expenses and other fees	144,775	162,376

Total Deductions	85,635,131	353,804,241

Net increase (decrease)	68,834,119	(264,723,095)
Net Transfers From Other Plans (Note 8)	—	598,623
Net Assets Available for Benefits, beginning of year	542,222,010	806,346,482

Net Assets Available for Benefits, end of year	$611,056,129	$542,222,010

See accompanying notes to financial statements.

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLANS

Notes to Financial Statements

1.	DESCRIPTION OF THE PLAN

The following description of The Magna Group of Companies Retirement Savings Plans (the “Plan”) provides only general information. Participants should refer to the restated Plan Agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General

Certain employees of Magna International of America (the “Primary Employer”) and other participating subsidiaries and affiliates of the Primary Employer (collectively the “Employer”) are eligible to participate in the Plan.

The Plan was established by the Primary Employer as the Magna International of America 401(k) Plan on August 1, 1992. The Primary Employer restated the Plan’s terms, provisions and conditions effective January 1, 2006.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan agreement provides that the Plan may invest in Class A Subordinate Voting Shares of Magna International Inc. (“Magna”), the parent company of the Primary Employer.

The Plan is administered by Magna and individuals (Trustees) appointed by the Board of Directors of Magna. Principal Trust Company (“Principal”) is the appointed Trustee of the Plan.

401(k) Eligibility

An employee is eligible to participate on the first day of employment, and shall be eligible for matching contributions on the first day of the month following six months of service and attainment of 18 years of age.

Deferred Profit Sharing Eligibility

An employee is eligible to participate in the Plan if the employee is employed at a participating employer on the last day of the Plan year and the employee has completed 1,000 hours of service in the Plan year.

Contributions

The 401(k) portion of the Plan is funded by contributions from employees who may elect to contribute from 2% to 50% of wages, as defined, subject to the maximum amount permitted under the Internal Revenue Code (the “Code”). The Employer may make a discretionary matching contribution. For the period January 1 through July 31, 2009, and for the 2008 plan year, the employer matching contribution was 50% of the first 6% of base earnings contributed

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLANS

Notes to Financial Statements—(Continued)

by a participant. For the period of August 1, 2009 to December 31, 2009, the discretionary employer match was suspended. Employees may also defer 2% to 100% of their bonus for a given year, which is not eligible for a matching contribution by the Employer.

Employees are automatically enrolled after a 30-day opt out period. The Employer withholds an amount equal to 3% of employee compensation (other than bonus pay), until such time as the employee changes or stops the contribution. Participants in the Plan may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The deferred profit sharing portion of the Plan is a non-contributory, defined contribution plan funded by discretionary Employer contributions as determined under the provisions of the Plan, which are generally based on a portion of profits as determined by the Employer. Subsequent to December 31, 2009, the Plan received $1,865,138 in cash in settlement of the Employer contribution receivable. During the 2009 fiscal year, the profit sharing contribution continued, but any allocation paid was based solely on consolidated profits. The allocation to a minimum percentage of participating employee base earnings was suspended on a temporary basis for existing employees, with the exception of employees covered under a collective bargaining agreement, which specified a minimum contribution formula.

Anyone classified as a new employee through the deferred profit sharing portion of the Plan, on or after August 1, 2009 will no longer be eligible to receive allocation to a minimum percentage of participating employee base earnings.

Participant Accounts

Individual participant accounts are maintained by Principal and are credited with employee contributions, Employer contributions, and Plan earnings in the case of the 401(k) portion of the Plan and allocations of Employer contributions, Plan earnings, and forfeitures of former participants’ non-vested amounts in the case of the deferred profit sharing portion of the Plan. Allocations of contributions and forfeitures in the deferred profit sharing portion of the Plan are based upon compensation and years of service, as defined, while allocations of earnings are recognized by changes in the unit value. Such accounts are valued periodically in accordance with the provisions of the Plan.

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLANS

Notes to Financial Statements—(Continued)

Vesting

Vesting for the deferred profit sharing portion of the Plan occurs on the following schedule:

Number of full years of service	Vested Percentage
Less than 1	0%
1	30
2	40
3	60
4	80
5 and after	100

Notwithstanding the foregoing, all amounts allocated or re-allocated to a participant shall vest irrevocably to that participant not later than five years after the end of the Plan year in which the amounts are allocated or re-allocated unless the participant has ceased before that time to be an employee. Immediate full vesting also occurs upon a participant’s death, total and permanent disability, permanent layoff, or attainment of normal retirement age of 60.

For the 401(k) portion of the Plan, participants are 100% vested immediately in Employer and employee contributions and allocated earnings thereon.

Forfeitures

For the deferred profit sharing portion of the Plan, the non-vested portion of a terminated participant’s account balance is allocated to other Plan participants after the former participant has five consecutive one-year service breaks. During 2009, allocated forfeitures were $119,947 and unallocated forfeitures as of December 31, 2009 were $1,241,709. During 2008, allocated forfeitures were $109,387 and unallocated forfeitures as of December 31, 2008 were $337,866.

Plan Benefits

For the deferred profit sharing portion of the Plan, participants are eligible to receive vested benefits based upon the most recent valuation of their account upon termination of service with the Employer. Under certain provisions of the Plan, a percentage of vested benefits may also be distributed after 10 continuous years of service and/or upon reaching age 55. Distributions of Plan benefits are made to eligible participants in one lump-sum payment. Only vested balances of a participant’s profit sharing contribution account as of December 31, 2007 are eligible for in-service withdrawals.

For the 401(k) portion of the Plan, upon retirement, death, disability or termination of service, benefits will be paid in the form of a lump-sum distribution. Certain other withdrawals are permitted in the event of financial hardship, as defined in the Plan agreement.

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLANS

Notes to Financial Statements—(Continued)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance excluding amounts related to the participant’s deferred profit sharing account. Loan terms range from one to five years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the then current prime plus 2% as determined by the Plan Administrator. Principal and interest is paid ratably through payroll deductions, not less frequently than quarterly. As of December 31, 2009 outstanding participant loans had interest rates ranging from 4.25% to 11.5%.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right to terminate the Plan in whole or in part at any time subject to the provisions of ERISA. In the event the Plan is terminated, all participant accounts will become 100% vested and non-forfeitable.

Participant and Non-Participant Directed Investments

Participants may invest in Magna International Inc. Class A Subordinate Voting Shares and the Magna International Diversified Stock Fund. For the deferred profit sharing portion of the Plan, 4/7th of the annual profit sharing contribution, as defined, is invested in Magna International Inc. Class A Subordinate Voting Shares, referred to as the non-participant-directed portion of the Plan. The remaining portion of the annual profit sharing contribution is directed by the employee and may include investments in Magna International Inc. Class A Subordinate Voting Shares. Participants with a minimum of 3 years of service may diversify up to 100% of Employer Securities held in their account. Voting rights are all retained by the trust per the direction of the Employer.

Administrative Expenses

The Employer administers the Plan. The Employer pays certain administrative expenses of the Plan and the Employer also provides certain administrative services, which have not been charged to the Plan. The amount of such expenses and cost of such services have not been determined. Certain administrative expenses not paid directly by the Employer may be paid from the Plan in accordance with ERISA provisions.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statements

The accompanying financial statements have been prepared under the accrual basis of accounting.

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLANS

Notes to Financial Statements—(Continued)

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. The Plan utilizes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following provides a description of the three levels of inputs that may be used to measure fair value:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Significant observable inputs such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable or can be derived from or corroborated by observable market data by correlation or other means.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLANS

Notes to Financial Statements—(Continued)

The following valuation methodologies were used to measure the fair value of the Plan’s investments:

Guaranteed Investment Contracts (GICs): Valued at fair value by discounting the related cash flows based on current market rates for similar contracts with comparable durations. See Note 5 for additional information related to the GICs.

Pooled Separate Accounts (PSAs): Valued based on the underlying investments (i.e., common stock, mutual funds, short term securities). While the majority of the underlying assets values are based on quoted prices, the net asset value (NAV) of the pooled separate account is not publicly quoted. The NAV is reported by the fund managers as of the financial statement date based on recent transaction prices. With the exception of the U.S. Property Separate Account, the PSAs held by the plan provide for daily redemptions by the Plan at reported NAV with no advance notice requirement. The plan is permitted to redeem investment units at NAV on the measurement date.

On September 26, 2008 a contractual limitation was put into place on the Principal U.S. Property Separate Account. The limitation delays the payment of most withdrawal requests and was implemented to protect the interests of all investors in the separate account and to satisfy withdrawal requests over time among all those who request a withdrawal. This limitation remained in effect throughout the 2009 plan year. Timing of pending withdrawal requests is dependent on the economic environment and its impact on the real estate markets. As such, it is not possible to determine a specific date when distributions will be made nor when requests will be fully satisfied. Distributions are made on a pro-rata basis to all investors subject to the limitation regardless of when the distribution requests were submitted.

Employer Securities: Valued at the closing price quoted on a recognized securities exchange on the last business day of the Plan year.

Mutual Funds: Valued at quoted market prices of shares held by the Plan.

Life Insurance Policies: Valued at the cash surrender value of the individual policies

Participant Loans: Loans to plan participants are valued at cost plus accrued interest, which approximates fair value.

The Plan’s valuation methods may result in a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Although Plan management believes the valuation methods are appropriate and consistent with the market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLANS

Notes to Financial Statements—(Continued)

Concentration of Investments

Included in investments at December 31, 2009 and 2008 are shares of the Employer’s securities amounting to $93,501,519 and $51,993,746, respectively. This investment represents 15% and 10% of total investments at December 31, 2009 and 2008, respectively. A significant decline in the market value of the Employer’s securities would significantly affect the net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Reclassifications

Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

New Accounting Pronouncements

In September 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2009-12, Fair Value Measurements and Disclosures (Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This guidance provides a practical expedient for measuring the fair values of Plan investments in a limited number of entities that calculate a net asset value per share. This guidance also provides enhanced disclosure requirements and it became effective for reporting periods ending after December 15, 2009. The adoption did not have a material impact on the Plan’s financial statements and applicable disclosures are included in these financial statements.

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements. This standard requires new disclosures on the amount and reason for transfers in and out of Level 1 and 2 recurring fair value measurements. The standard also requires disclosure of activities, on a gross basis, including purchases, sales, issuances, and settlements, in the reconciliation of Level 3 fair value recurring measurements. The standard clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. The new disclosures regarding Level 1 and 2 fair value measurements and clarification of existing disclosures are effective for periods beginning after December 15, 2009. The disclosures about the reconciliation of information in Level 3 recurring fair value measurements are required for periods beginning after December 15, 2010. The requirements of the standard are not expected to have a significant impact on the Plan’s current fair value disclosures.

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLANS

Notes to Financial Statements—(Continued)

3.	INVESTMENTS

The following tables set forth by level within the fair value hierarchy the Plan’s investments as of December 31, 2009 and 2008.

	Fair Value Measurements
December 31, 2009	Level 1	Level 2	Level 3	Total
Guaranteed investment contracts	$—	$—	$114,496,363	$114,496,363

Pooled separate accounts
Large U.S. equity	—	61,329,787	—	61,329,787
Small/mid U.S. equity	—	37,283,366	—	37,283,366
International equity	—	53,657,354	—	53,657,354
Balanced	—	70,440,755	—	70,440,755
Fixed income	—	37,577,578	25,643,529	63,221,107
Other	—	1,856,316	—	1,856,316

Total pooled separate accounts	—	262,145,156	25,643,529	287,788,685

Employer securities	93,501,519	—	—	93,501,519

Mutual funds
Large U.S. equity	60,938,491	—	—	60,938,491
Small/mid U.S. equity	20,434,347	—	—	20,434,347
Balanced	11,864,593	—	—	11,864,593

Total mutual funds	93,237,431	—	—	93,237,431

Life insurance policies	—	—	39,425	39,425
Participant loans	—	—	20,002,452	20,002,452

Investments, at fair value	$186,738,950	$262,145,156	$160,181,769	$609,065,875

	Fair Value Measurements
December 31, 2008	Level 1	Level 2	Level 3	Total
Guaranteed investment contracts	$—	$—	$120,183,121	$120,183,121

Pooled separate accounts
Large U.S. equity	—	54,628,852	—	54,628,852
Small/mid U.S. equity	—	29,585,485	—	29,585,485
International equity	—	44,974,206	—	44,974,206
Balanced	—	52,431,821	—	52,431,821
Fixed income	—	33,631,658	36,168,270	69,799,928
Other	—	2,113,341	—	2,113,341

Total pooled separate accounts	—	217,365,363	36,168,270	253,533,633

Employer securities	51,993,746	—	—	51,993,746

Mutual funds
Large U.S. equity	47,130,996	—	—	47,130,996
Small/mid U.S. equity	15,490,380	—	—	15,490,380

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLANS

Notes to Financial Statements—(Continued)

	Fair Value Measurements
December 31, 2008	Level 1	Level 2	Level 3	Total
Balanced	8,197,519	—	—	8,197,519

Total mutual funds	70,818,895	—	—	70,818,895

Life insurance policies	—	—	46,312	46,312
Participant loans	—	—	23,526,414	23,526,414

Investments, at fair value	$122,812,641	$217,365,363	$179,924,117	$520,102,121

Investments classified within Level 3 consist of guaranteed investment contracts, the Principal U.S. Property pooled separate account and participant loans, and life insurance policies. The tables below set forth a summary of changes in the fair values of the Plan’s Level 3 investments for the years ended December 31, 2009 and 2008.

	Level 3 Investments
Year ended December 31, 2009	Guaranteed Investment Contracts	Pooled Separate Accounts	Participant Loans	Life Insurance Policies
Balance, beginning of year	$120,183,121	$36,168,270	$23,526,414	$46,312
Realized gains (losses)	—	227,584	—	—
Unrealized gains (losses) relating to instruments still held at the reporting date	(1)	(11,768,704)	—	—
Interest credited	4,514,645	—	1,479,863	—
Purchases, issuances and settlements	(10,201,402)	1,016,379	(5,003,825)	(6,887)
Transfers in and/or out of Level 3	—	—	—	—

Balance, end of year	$114,496,363	$25,643,529	$20,002,452	$39,425

	Level 3 Investments
Year ended December 31, 2008	Guaranteed Investment Contracts	Pooled Separate Accounts	Participant Loans	Life Insurance Policies
Balance, beginning of year	$83,572,078	$47,415,527	$21,857,591	$44,756
Realized gains (losses)	—	3,956,099	—	—
Unrealized gains (losses) relating to instruments still held at the reporting date	1,335,328	(9,478,239)	—	—
Interest credited	3,866,745	—	1,894,550	—
Purchases, issuances and settlements	31,408,970	(5,725,117)	(225,727)	1,556
Transfers in and/or out of Level 3	—	—	—	—

Balance, end of year	$120,183,121	$36,168,270	$23,526,414	$46,312

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLANS

Notes to Financial Statements—(Continued)

During 2009 and 2008, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Year ended December 31,	2009	2008
Guaranteed Investment Contracts	$6,373	$38,340
Pooled Separate Accounts	43,811,765	(131,737,712)
Employer Securities	41,348,415	(95,484,845)
Mutual Funds	21,101,804	(44,236,156)
Life Insurance Policies	(6,887)	1,556

	$106,261,470	(271,418,817)

The fair value of investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

December 31,	2009	2008
Guaranteed Fixed Income Option	$114,496,363	$117,539,528
Large Cap Stock Index Separate Account	61,329,787	54,628,852
Magna International Inc. Class A Subordinate Voting Shares	55,247,616	*
Diversified International Separate Account	45,665,192	38,989,822
US Property Separate Account	*	36,168,270
Magna International Diversified Stock Fund	38,253,903	27,953,040
Bond and Mortgage Separate Account	37,577,578	33,631,659

*	Below 5% of net assets available for benefits.

4.	NON-PARTICIPANT-DIRECTED INVESTMENTS

The Magna International Inc. Class A Subordinate Voting Shares and the Magna International Diversified Stock Fund include both participant and non-participant-directed investments, which are co-mingled. Substantially all contributions and associated appreciation, income and dividends are non-participant-directed until amounts are available for transfer as described in the Plan agreement. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits for non-participant-directed investments is as follows:

December 31,	2009	2008
Magna International Diversified Stock Fund	$38,253,903	$27,953,040
Magna International Inc. Class A Subordinate Voting Shares	55,247,616	24,040,706

	$93,501,519	$51,993,746

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLANS

Notes to Financial Statements—(Continued)

Year ended December 31,	2009	2008
Changes in Net Assets Available For Benefits
Dividend income	$120,020	$858,874
Net appreciation(depreciation) on fair value of investments	41,348,416	(95,484,845)
Employer contributions	12,367,088	12,573,066
Participant contributions	959,890	737,808
Net inter-fund transfers	(1,895,041)	(8,413,091)
Distributions to terminated employees	(9,413,688)	(9,530,065)
Distributions to participating employees	(1,978,912)	(4,463,290)

Increase (Decrease) in Net Assets Available for Benefits	$41,507,773	$(103,721,543)

5.	GUARANTEED INVESTMENT CONTRACTS

The Plan invests in two types of investment contracts: Guaranteed Interest Contracts (GICs) and a Guaranteed Fixed Income Option Fund Contract (GFIO). The GICs are non-benefit responsive contracts and are valued at fair value. In 2009, the GICs ceased to be an investment option for participants in the plan. The GFIO is a benefit responsive contract entered into with Principal Life Insurance Company (Principal). Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

The GFIO is valued at fair value for presentation in the Plan’s assets and is then adjusted to contract value in the statement of net assets available for benefits. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is that amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Certain events that may limit the ability of the Plan to transact at contract value are not probable of occurring.

The fair value of the GFIO represents contract value adjusted to reflect current market interest rates only to the extent such market rates exceed crediting interest rates. As of December 31, 2009 and 2008, the market rates did not exceed the contract’s crediting rate. Therefore, contract value equals fair value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is a blended rate determined using a dollar-weighted average of all the Guaranteed Interest Rates of the Guaranteed Interest Funds under this contract. Under the terms of the existing contract, the interest rate can be reset on an annual or semiannual basis. The GFIO is a single group annuity contract with a fixed rate of interest. The average yield earned by the plan and credited to participants was 3.74% and 3.85% during 2009 and 2008, respectively.

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLANS

Notes to Financial Statements—(Continued)

6.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of guaranteed investment contracts, pooled separate accounts and mutual funds managed by Principal. Principal is the trustee as defined by the Plan and qualifies as a party-in-interest. The Plan also invests in the stock of the Employer.

7.	INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated December 23, 2009 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax exempt.

8.	PLAN TRANSFER

On May 15, 2008, Avantech Manufacturing 401(k) Savings Plan was merged into the Plan, resulting in a transfer of $598,623 in net assets to the Plan.

9.	DELINQUENT PARTICIPANT CONTRIBUTIONS

During 2009, the Employer failed to remit certain employee deferrals and loan repayments to the Plan aggregating $1,482,942 in a timely manner according to DOL regulations. During 2008, the Employer failed to remit certain employee deferrals and loan repayments to the Plan aggregating $4,479,273 in a timely manner according to DOL regulations. The Employer is in the process of calculating lost earnings and depositing the lost earnings into the Plan.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

December 31,	2009	2008
Net assets available for benefits per the financial statements	$611,056,129	$542,222,010
Benefits payable to participants	—	(262,981)

Net Assets Available for Benefits per the Form 5500	$611,056,129	$541,959,029

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLANS

Notes to Financial Statements—(Continued)

The following is a reconciliation of the net increase (decrease) in net assets per the financial statements to total income (loss) per the Form 5500:

Year ended December 31,	2009	2008
Net increase (decrease) in net assets per the financial statements	$68,834,119	(264,723,095)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	1,302,718
Benefits payable to participants - end of year	—	(262,981)
Benefits payable to participants - prior year	262,981	396,710

Total income (loss) per the Form 5500	$69,097,100	(263,286,648)

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLANS

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN: 98-0095901

Plan Number: 002

December 31, 2009
(a)	Identity of Issuer, Borrower, Lessor or Similar Party (b)	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (c)	Cost (d)	Current Value (e)
	Guaranteed Investment Contracts with Principal Life Insurance Company:
*	Guaranteed Fixed Income Option	9,416,654 units	**	$114,496,363

	Total Guaranteed Investment Contracts			114,496,363

	Pooled Separate Accounts:
	Principal Life Insurance Company:
*	U.S. Property Separate Account	59,793 units	**	25,643,529
*	Bond and Mortgage Separate Account	42,764 units	**	37,577,578
*	Large Cap Stock Index Separate Account	1,318,010 units	**	61,329,787
*	Small Cap Value II Separate Account	436,281 units	**	4,962,178
*	Principal Financial Group, Inc. Stock Separate Account	128,315 units	**	1,856,316
*	Small-Cap Stock Index Separate Account	1,201,140 units	**	23,869,211
*	LifeTime Strategic Income Separate Account	168,179 units	**	2,344,506
*	LifeTime 2010 Separate Account	655,030 units	**	9,215,212
*	LifeTime 2020 Separate Account	1,595,926 units	**	23,142,129
*	LifeTime 2030 Separate Account	1,536,635 units	**	21,854,261
*	LifeTime 2040 Separate Account	761,631 units	**	10,818,856
*	LifeTime 2050 Separate Account	224,939 units	**	3,065,791
*	Mid Cap Stock Index Separate Account	425,060 units	**	8,451,977
*	Diversified International Separate Account	826,635 units	**	45,665,192
*	International Separate Account	260,399 units	**	7,992,162

	Total Pooled Separate Accounts			287,788,685

	Employer Securities:
	Stock Fund:
*	Magna International Inc.	1,092,282 Class A Subordinate Voting shares	52,047,524	55,247,616
	Diversified Stock Fund:
	Magna Entertainment Corp.	10,327 Class A Subordinate Voting shares	1,418,778	1,826
*	MI Development Inc.	215,324 Class A Subordinate Voting shares	2,438,746	2,644,179
*	Magna International Inc.	703,992 Class A Subordinate Voting shares	33,474,879	35,607,898

	Total Employer Securities			93,501,519

	Mutual Funds:
	Munder Midcap Core Growth Fund	570,704 shares	**	12,943,580
	The American Funds Growth Fund of American R4 Fund	777,684 shares	**	21,083,020
	T. Rowe Price Capital Appreciation Fund	653,337 shares	**	11,864,593
	Vanguard Windsor II ADM Fund	649,219 shares	**	27,286,666
	Vanguard Prime Cap Admiral Fund	203,840 shares	**	12,568,805
	Vanguard Explorer ADM Fund	140,540 shares	**	7,490,767

	Total Mutual Funds			93,237,431

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLANS

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2009
(a)	Identity of Issuer, Borrower, Lessor or Similar Party (b)	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (c)	Cost (d)	Current Value (e)
	Northwestern Mutual Life Insurance Company	Life insurance policies		$39,425
*	Participant Loans	Maturing at various dates at interest rates ranging from (4.25% to 11.5%)		20,002,452

	Total Investments			$609,065,875

*	A party in interest as defined by ERISA.
**	The cost of participant-directed investments is not required to be disclosed.

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLANS

Schedule H, Line 4j - Schedule of Reportable Transactions

EIN: 98-0095901

Plan Number: 002

Year ended December 31, 2009
Identity of Party Involved (a)	Description of Asset (number of transactions) (b)	Purchase Price (c )	Selling Price (d)	Lease Rental (e)	Expense Incurred With Transaction (f)	Cost of Asset (g)	Current Value of Asset on Transaction Date (h)	Net Gain or (Loss) (i)
Magna Stock Fund - Class A
Subordinate Voting Shares
Purchase	1056	$22,852,186	$—	N/A	N/A	$22,852,186	$22,852,186	$—
Sale	1263	—	15,546,381	N/A	N/A	***	15,546,381	***

NOTES:

(1)	Magna is a party-in-interest as defined by ERISA.
(2)	Purchase and sale transactions include share exchanges and unitization through the Magna Diversified Stock Fund.
(3)	The commissions and fees related to purchases and sales of investments are included in the cost of investments or proceeds from the sales and are not separately identified by the Trustee.
(4)	Category (iii) - Series of transactions involving securities of the same issue which, when aggregated, involve an amount in excess of 5% of the current value of plan assets. There were no category (i), (ii), or (iv) reportable transactions.

***	Historical cost information not available.

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLANS

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

EIN: 98-0095901

Plan Number: 002

December 31, 2009
	Totals that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to the Plan (including loan repayments)	Contributions Not Corrected	Contributions Corrected Outside VFCP*	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
2009 Contributions	$1,482,942	$—	—	—
2008 Contributions	4,479,273	—	—	—

*	Voluntary Fiduciary Correction Program (DOL)

Exhibit to Report on Form 11-K:

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm – BDO Seidman, LLP